FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of March 2011

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated March 14, 2011, announcing that Registrant has introduced the new MLT-1000 military satellite modem.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated March 14, 2011	By: /s/ Joann R. Blasberg
Joann R. Blasberg
Corporate Secretary

Gilat Announces New Military Modem for Robust Tactical Satcom-on-the Move

- Built to meet the toughest military specifications, MLT-1000  delivers effortless operation anytime, anywhere -

Petah Tikva, Israel – March 14, 2011 – Gilat Satellite Networks Ltd. (NASDAQ: GILT), a worldwide leader in satellite networking technology, solutions and services, today announced the introduction of the MLT-1000 military satellite modem.

Gilat’s military modem will be showcased for the first time at Satellite 2011 opening today in Washington D.C.

MLT-1000 will provide a rugged, high-speed satellite communications terminal solution for satcom-on-the-move (SOTM), communications-on-the-pause (COTP), man-packs and stationary military operations, and is designed to operate in point-to-point (SCPC) and point-to-multi-point (MCPC) type of network topologies.

The hardened military modem is built to address the stringent requirements of militaries and homeland security organizations for faultless mission flexibility.

Product highlights:
Fast-to-deploy and easy-to-operate, MLT-1000 will support war-fighters with secure, highly-reliable broadband satellite communications for C4I (Command, Control, Communications, Computers and Intelligence) applications, supporting C, X, Ku, and Ka bands.

The modem implements Gilat’s new patent-pending ASCM (Adaptive, Spreading, Coding and Modulation), a frame-by-frame adaptive waveform that was specifically designed for on-the-move operations. ASCM allows for dynamic spreading factor, thus maximizing link availability, optimizing bandwidth usage and enabling high throughput in the most challenging field and weather conditions.

MLT-1000 enables working with small antennas by supporting very low SNR (signal to noise ratio) of minus 13. With embedded QoS and transparent acceleration technologies, MLT-1000 provides a single integrated platform for data, voice, and video applications over multiple network topologies.

Utilizing an integrated controller, the MLT-1000 is designed to support Gilat’s industry leading low-profile, on-the-move antennas.

Executive Perspective:
“Modern net-centric warfare has brought the need of broadband communication to centre stage of military tactics, becoming a catalyst for the deployment of satellite communications in the front line. Military and defense agencies increasingly require high-performance satellite communication gear that enables fast, reliable, mission-critical communications. With MLT-1000, Gilat is able to deliver an advanced satellite communications modem that war-fighters can depend on for all of their communication needs. MLT-1000 is another step towards our objective to become a leading provider of satellite networking technology for the defense and homeland security markets."
Moshe (Chico) Tamir, Gilat's Vice President of Defense and Homeland Security

Gilat will be showcasing the MLT-1000 at Satellite 2011, taking place in Washington D.C., March 14 – 16, 2011. Please visit us at booth #873.

About Gilat Satellite Networks Ltd.:
Gilat is a leading provider of products and professional services for satellite-based broadband communication networks worldwide. Gilat was founded in 1987 and has shipped over 750,000 VSATs (Very Small Aperture Terminals) to more than 85 countries across six continents. Gilat's headquarters are located in Petah Tikva, Israel, and the Company has 16 sales and service offices worldwide. Gilat develops and markets an expansive range of broadband satellite solutions including high-performance VSATs under the SkyEdgeTM and SkyEdge II brands, low-profile antennas for communications-on-the-move, under the RaySat Antenna Systems and the StealthRayTM brands, and next generation solid-state power amplifiers for mission-critical defense and broadcast satellite communications systems under the Wavestream brand. Gilat's wholly-owned subsidiary, Spacenet Inc., is a leading provider of managed services in North America to the business and government segments. Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Media Contact:
Karen Mazor
Gilat Satellite Networks
(972) 54 228 8039
karenm@gilat.com